

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934


RECD S.E.C.
AUG 2 3 2002
1086

For the month of August, 2002

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a free translation from it's original in Spanish, of a letter filed by Banco de Chile (the "Bank") with the Superintendency of Banks and Financial Institutions, dated August 19, 2002, informing of the execution of certain Agreements in relation with Banchile Seguros de Vida S.A..

FREE TRANSLATION

Santiago, August 19, 2002
N°834

Mr. Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Mr. Superintendent:

According to articles 9° and 10° of the Securities Law N° 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions (the "Superintendency"), I inform as an essential fact that Banco de Chile (the "Bank") has executed on this date the following Agreements:

a) Purchase Promise.

Banco de Chile ("the promising buyer") as successor of Banco de A. Edwards on the one side, and *Inversiones Vita S.A., Inersa S.A.* and *Sociedad Inmobiliaria del Norte Limitada*, on the other side, (together, "the promising sellers"), amended the Purchase Promise dated November 9, 2000, executed by the Sellers and Banco de A. Edwards, with regards to 100% of the shares issued by **Banchile Seguros de Vida S.A.** (hereinafter the "Company"). By this amendment, the parties agreed (1) to extend the term for the execution of the promised agreement, until December 31, 2011, and (2) new terms for the determination of the purchase price.

b) Master Agreement and Other Agreements

Likewise and on the same date, Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A., amended several provisions of the Master Agreement, the Distribution Agreement and the Collection Agreement respectively executed by Banco de A. Edwards, Banedwards Corredora de Seguros Limitada and Banedwards Compañía de Seguros S.A., dated November 9, 2000. By this amendment, the parties agreed to extend the term of such agreements until December 31, 2011.-

Banco de Chile is the legal successor of Banco de A. Edwards and Banchile Corredores de Seguros Limitada in the legal successor of Banedwards Corredora de Seguros Limitada. Likewise, Banedwards Compañía de Seguros de Vida S.A. changed its name for Banchile Seguros de Vida S.A.

Finally, I inform Mr. Superintendent that the Amendments previously mentioned, must be deemed to be "Agreements with Related Parties". Therefore, the Bank's Board of Directors approved the Agreements in the terms established by article 44 of Law N°18.045, in its Sessions BCH N°2.533 held on May 23, 2002, and BCH N°2.537, held on July 25, 2002, respectively, prior approval of the Bank's Director's Committee.-

Sincerely yours,

Pablo Granifo Lavín
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2002

Banco de Chile



By: Hernan Donoso
Vice-President